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SEC FILE NUMBER
8-67446

SEC Mail Proce**ANNUAL REPORTS**

FORM X-17A-5

FEB 2 8 2024

PART III

Washington, DC FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2023__ AND ENDING __12/31/2023__

                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __AccessAlpha Worldwide LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__444 West Lake Street, Suite 1700__

                                            (No. and Street)

__Chicago__	__IL__	__60606__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Robert LeClercq__	__(312) 585-6000__	__rob.leclercq@accessalpha.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__FGMK, LLC__

                          (Name – if individual, state last, first, and middle name)

__333 W. Wacker Drive, 6th Floor__	__Chicago__	__IL__	__60606__
(Address)	(City)	(State)	(Zip Code)
12/17/2009		3968	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert LeClercq   , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AccessAlpha Worldwide LLC   , as of December 31   , 2 023   , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

"OFFICIAL SEAL"
KATHLEEN CARTER
Notary Public, State of Illinois
My Commission Expires April 25, 2027

Signature:

Title:
President, CFO

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*


Identifying opportunities.
Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of
Accessalpha Worldwide, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Accessalpha Worldwide, LLC (the "Company") as of December 31, 2023, and the related statements of operations, changes in members' equity, and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The supplementary information presented in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information presented in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

FGMK, LLC

We have served as the Company's auditor since 2015.

Chicago, Illinois
February 19, 2024

FGMK, LLC
333 W. Wacker Drive, 6th Floor | Chicago, IL 60606
2801 Lakeside Drive, 3rd Floor | Bannockburn, IL 60015
17W110 22nd Street, Suite 350 | Oakbrook Terrace, IL 60181

Bannockburn | Chicago | Cleveland
Dubuque | Indianapolis | Oakbrook Terrace
Orange County | Santa Fe | Sarasota

<u>ACCESSALPHA WORLDWIDE LLC</u>

<u>FINANCIAL STATEMENTS AND REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRM</u>

<u>DECEMBER 31, 2023</u>

Filed as a Public Document Pursuant to Rule 17a-5(d) of the Securities Exchange Act of 1934

PUBLIC DOCUMENT

ACCESSALPHA WORLDWIDE LLC

TABLE OF CONTENTS

DECEMBER 31, 2023

Letter of Oath or Affirmation

Report of Independent Registered Public Accounting Firm

PAGE

FINANCIAL STATEMENTS

    Statement of Financial Condition..3

    Statement of Income   4

    Statement of Changes in Members' Equity... 5

    Statement of Cash Flows..6

    Notes to Financial Statements... 7 - 10

SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

I   Computation of Regulatory Net Capital and Aggregate Indebtedness under Rule 15c3-1   11
      of the Securities and Exchange Commission (Schedule I)

II Computation for Determination of Reserve Requirements under Rule 15c-3-3   12
      of the Securities and Exchange Commission (Schedule II)

III Information Relating to Possession or Control Requirements under Rule 15c3-3   12
      of the Securities and Exchange Commission (Schedule III)

EXEMPTION REPORT AS REQUIRED BY RULE 17a-5 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

    Report of Independent Registered Public Accounting Firm   13
    Exemption Report   14

ACCESSALPHA WORLDWIDE LLC

Statement of Financial Condition

December 31, 2023

ASSETS

ASSETS

Cash	$	11,210
Accounts receivable		40,000
Prepaid expenses		16,249
TOTAL ASSETS	$	67,459

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	$	0
MEMBERS' EQUITY		67,459
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	67,459

The accompanying notes are an integral part of this statement.

ACCESSALPHA WORLDWIDE LLC

Statement of Income

For the Year Ended December 31, 2023

REVENUES FROM CONTRACTS WITH CUSTOMERS

Introductory fees	$	292,966
Consulting fees		180,000
		472,966

EXPENSES

Partner compensation and office wages	275,645
Insurance and bonds	64,522
Professional fees	38,788
Travel	35,575
Occupancy	6,795
State income taxes	7,000
Other expenses	27,331
	455,656

Net income	$	17,310

The accompanying notes are an integral part of this statement.

ACCESSALPHA WORLDWIDE LLC

Statement of Changes in Members' Equity

For the Year Ended December 31, 2023

Balance – January 1, 2023	$	50,149
Net income		17,310
Balance – December 31, 2023	$	67,459

The accompanying notes are an integral part of this statement.

ACCESSALPHA WORLDWIDE LLC

Statement of Cash Flows

For the Year Ended December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 17,310
Adjustment to reconcile net income to net cash used in operating activities:		
(Increase) decrease in operating assets:		
Accounts receivable	(37,167)	
Prepaid expenses and other assets	4,090	
Total adjustments		(33,077)
Net cash used in operating activities		(15,767)
Net decrease in cash		(15,767)
Cash, beginning of year		26,977
Cash, end of year		$ 11,210

The accompanying notes are an integral part of this statement.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

AccessAlpha Worldwide LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and with the Financial Industry Regulatory Authority ("FINRA"). The Company was formed on July 20, 2006 as a Delaware limited liability company. The Company operates as a partnership.

The Company's revenue is derived from two major sources: Introductory Fees – compensation earned in exchange for making qualified introduction to prospective institutional investors; and Consulting Fees – compensation earned pursuant to market research or development of marketing materials or presentation messages.

The Company does not hold any securities or funds of its customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash

The Company considers all investment instruments purchased with a maturity of three months or less to be cash equivalents. The Company, in the normal course of business, maintains a checking account with a banking institution. Bank balances did not exceed Federal Deposit Insurance Corporation's insurance limits at December 31, 2023.

Securities

As a non-carrying, non-clearing dealer, the Company does not receive or hold customer funds or safe keep customer securities.

Accounts Receivable and Allowances for Credit Losses

Accounts receivable consist of unconditional amounts due for services rendered, recorded at amortized cost. Accounts receivable are reported net of any estimated allowances for credit losses. All receivables are uncollateralized. No allowance was deemed necessary by management as of December 31, 2023, and January 1, 2023. Accounts receivable were $2,833 as of January 1, 2023.

Financial Instruments – Credits Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments — Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense, if applicable. The Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Revenue Recognition

Revenue from contracts with customers includes introductory fees and consulting fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied to uncertain future events.

The Company's principal sources of revenue are derived from introductory fees and consulting fees, as more fully described below, as well as reimbursed expenses from customers.

Introductory fees. The Company makes introductions to institutional investors on behalf of its customers. Each time an investor makes an investment with one of the Company's customers, the Company charges an introductory fee. The Company may receive an introductory fee paid by the customer up front, over time, or a combination thereof. The Company believes that its performance obligation is the sale of fund offerings to investors and as such this is fulfilled on the contract date at a point in time. Any fixed and certain amounts are recognized on the contract date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the investments at future points in time as well as the length of time the investor remains in the investment, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the investment and the investor activities are known, which are usually quarterly.

Consulting fees. The Company assists its customers with creation of marketing materials and product development, among other project work. Each time the Company begins this consulting service, the Company charges a consulting fee. The Company will receive a consulting fee paid by the customer up front, over time, or a combination thereof. The Company believes that its performance obligation is the initiation of said consulting project and is satisfied as these projects are completed. Any fixed and certain amounts are recognized on the contract date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on subsequent activities at future points in time, which is highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the future activities are known, which is stated in individual contracts.

Contract liabilities. The Company records a contract liability when the Company receives payment in advance of satisfying its performance obligation and recognizing revenue.

Basis of Accounting and Income Taxes

The Company prepares its financial statements using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America while using the cash method of accounting for income tax purposes. Differences are generally applicable to accounts receivable, accrued expenses, accounts payable and depreciation/amortization expense (depreciation and amortization, for income tax purposes, are computed using IRS guidelines). The Company elected to report its income and expenses as a partnership. Accordingly, the Company does not incur any federal income tax for either book or tax purposes. The net income or net loss is reported by the Company's members pursuant to their specific ownership percentage. The Company is responsible for the computed Illinois replacement tax, if any. The Company elected to record and pay state income taxes based on the Company's taxable income that were previously the sole responsibility of the members. The Company may make a distribution in 2024

in connection with the members' respective income tax liabilities incurred for 2023 as a result of the Company's partnership income tax status.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts or revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's significant estimates include its allowance for doubtful accounts.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company has elected, for all underlying classes of assets, to not recognize right of use assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with its short-term leases on a straight-line basis over the lease term. The Company is a lessee in a month to month operating lease for office space.

NOTE 3 – CONCENTRATION OF RISK

Concentration of Business Risk – due to the size of the Company, AccessAlpha Worldwide LLC concentrates its business to a small number of customers. The terms and length of rendered service and relationship largely depends on the operational projects of the customer. During 2023, 100% of the Company's revenue was derived from six customers. Due to the nature of the industry, revenues received from customers is typically non-recurring. The ongoing operation of the Company is economically dependent on its ability to enter into contracts with new customers.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Act of 1934 (the "Act") uniform net capital rule, which requires the maintenance of minimum $5,000 net capital (as defined) or 6 2/3 percent of "aggregate indebtedness", whichever is greater, and requires that the ratio of aggregated indebtedness to net capital not to exceed 15 to 1 as these terms are defined. At December 31, 2023, the Company had net capital of $11,210 of which $6,210 was in excess of its required net capital. At December 31, 2023, the Company's aggregate indebtedness to net capital ratio was 0. The minimum capital requirements may effectively restrict the withdrawal of members' equity.

NOTE 5 – MEMBERS' EQUITY

The Company operates under a restated and amended operating agreement effective December 31, 2016. Under the restated agreement, Class A units represent a membership interest in the Company, including any and all benefits to which a Member may be entitled to under the agreement and the obligations of a Member under the agreement.

NOTE 6 – INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through the date the financial statements were available for issue, and is not aware of any material subsequent events occurring during this period.

<u>ACCESSALPHA WORLDWIDE LLC</u>   **Schedule I**

Computation of Regulatory Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of
the Securities and Exchange Commission
As of December 31, 2023

NET CAPITAL

Members' equity		$ 67,459

Deductions
    Nonallowable assets

Accounts receivable	40,000	
Prepaid expenses and other assets	16,249	
		(56,249)
Net Capital		$ 11,210

AGGREGATED INDEBTEDNESS

Total A.I. liabilities		$ 0
Aggregate Indebtedness		$ 0

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
    Minimum net capital required (6 2/3% of total aggregate
indebtedness or $5,000, whichever is greater)

		$ 5,000

EXCESS NET CAPITAL

		$ 6,210
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0

There were no material differences between the preceding computation
and the Company's corresponding unaudited Amended FOCUS report,
Part II of Form X-17A-5 as of December 31, 2023.

11

See Report of Independent Registered Public Accounting Firm.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2023   Schedule II

AccessAlpha Worldwide LLC is claiming an exemption relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving compensation for identifying potential investors for its client's various private offerings, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2023   Schedule III

AccessAlpha Worldwide LLC is claiming an exemption relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving compensation for identifying potential investors for its client's various private offerings, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

See Report of Independent Registered Public Accounting Firm.



Identifying opportunities.
Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of
Accessalpha Worldwide, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Accessalpha Worldwide, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving compensation for identifying potential investors for its client's various private offerings. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Accessalpha Worldwide, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB") and, accordingly, included inquiries and other required procedures to obtain evidence about Accessalpha Worldwide, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

FGMK, LLC

Chicago, Illinois
February 19, 2024

FGMK, LLC
333 W. Wacker Drive, 6th Floor | Chicago, IL 60606
2801 Lakeside Drive, 3rd Floor | Bannockburn, IL 60015
17W110 22nd Street, Suite 350 | Oakbrook Terrace, IL 60181

Bannockburn | Chicago | Cleveland
Dubuque | Indianapolis | Oakbrook Terrace
Orange County | Santa Fe | Sarasota

AccessAlpha Worldwide LLC

EXEMPTION REPORT
INFORMATION RELATING TO THE POSSESSION OF CONTROL REQUIREMENTS UNDER RULE
15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2023

AccessAlpha Worldwide LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240. l 7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240. l 7a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving compensation for identifying potential investors for its client's various private offerings, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

By: _____
       Robert R. LeClercq
       President, CFO

Date:___February 22, 2024_____